Exhibit k.7

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), dated as of April 25, 2013, is by and between Harvest Capital Credit Corporation, a Delaware corporation (the “Corporation”), and Harvest Capital Credit LLC, a Delaware limited liability company (the “Fund”).

Recitals:

WHEREAS, the Corporation is a corporation organized under the General Corporation Law of the State of Delaware (as amended, the “DGCL”);

WHEREAS, the Corporation is wholly owned by JMP Group LLC (the “Sole Stockholder”), which owns one hundred shares of common stock, par value $0.001 per share, of the Corporation (“Common Stock”);

WHEREAS, the business and affairs of the Corporation are managed by or under the direction of the Corporation’s board of directors (the “Board of Directors”);

WHEREAS, the Board of Directors has determined that the merger of the Fund with and into the Corporation, with the Corporation surviving the merger, on the terms, and subject to the conditions, set forth herein (the “Merger”), is in the best interests of the Corporation and the Sole Stockholder;

WHEREAS, the Board of Directors has approved this Agreement and the Merger, declared the advisability of both, and directed that this Agreement and the Merger be submitted to the Sole Stockholder of the Corporation for its adoption;

WHEREAS, the Fund is a limited liability company organized under the Delaware Limited Liability Company Act (as amended, the “DLLCA”) and operated in accordance with the terms set forth in that certain Limited Liability Company Agreement of the Fund dated as of August 18, 2011 (the “Operating Agreement”);

WHEREAS, the Fund is owned by its members (the “Members”), who collectively own all of the issued and outstanding limited liability company units of the Fund (the “Units”);

WHEREAS, certain of the Members own warrants to purchase Units (“Warrants”);

WHEREAS, pursuant to the Operating Agreement, the business and affairs of the Fund are managed by or under the direction of the Fund’s board of directors (the “Fund Board”);

WHEREAS, Section 10.1 of the Operating Agreement provides, among other things, that the Fund may merge with one or more corporations, limited liability companies or other business entities, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger in accordance with Article X of the Operating Agreement in order to facilitate the public offer or resale of the Units or for any other reason the Fund Board so determines to be in the Fund’s best interests;

WHEREAS, pursuant to Section 10.2 and Section 10.3 of the Operating Agreement, the Fund Board may, without the consent of the Members, determine to merge the Fund on the terms, and subject to the conditions, set forth in Section 10.2;

WHEREAS, the Fund Board has determined that the Merger is advisable and in the best interests of the Fund;

WHEREAS, as a result of, and immediately following, the Merger, all of the issued and outstanding Common Stock will be owned by the Sole Stockholder and the former Members of the Fund;

WHEREAS, following the effective time of the Merger, the Corporation intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and to effect an initial public offering of Common Stock (the “IPO”); and

WHEREAS, it is contemplated that the issuance of Common Stock by the Corporation to the Members pursuant to this Agreement will not be subject to the registration requirements contained in the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, and subject to and on the terms and conditions set forth herein, the parties hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1 The Merger. At the Effective Time (as defined below), in accordance with the DGCL, the DLLCA and this Agreement, the Fund will merge with and into the Corporation, the separate legal existence of the Fund will cease, and the Corporation will continue as a Delaware corporation and the surviving entity in the Merger (the “Surviving Entity”). From and after the Effective Time:

(i)
all of the rights, privileges and powers of the Fund and the Corporation, and all property, real, personal and mixed, of the Fund and the Corporation, and all debts due to the Fund and the Corporation, shall be vested in the Surviving Entity and after the Merger shall be the property of the Surviving Entity, and all other things and causes of action belonging to the Fund and the Corporation shall be vested in the Surviving Entity to the extent they were vested in the Fund and the Corporation;

(ii)	the title to any real property vested by deed or otherwise in any of Fund and the Corporation shall not revert and shall not in any way be impaired because of the Merger;

(iii)	all rights of creditors and all liens on or security interests in property of any of Fund and the Corporation shall be preserved unimpaired;

(iv)	all debts, liabilities and duties of the Fund and the Corporation shall attach to the Surviving Entity and may be enforced; and

(v)	the Merger shall otherwise have the effects set forth herein and in the DGCL and the DLLCA.

Section 1.2 Certificate of Incorporation and Bylaws. The certificate of incorporation of the Corporation, as amended and restated in accordance with Exhibit A hereto (the “Certificate of Incorporation”), shall be the certificate of incorporation of the Surviving Entity until duly amended in accordance with applicable law and the terms thereof.  The bylaws of the Corporation, as in effect as of the Effective Time (the “Bylaws”), shall be the bylaws of the Surviving Entity until duly amended in accordance with applicable law and the terms thereof.

Section 1.3 Conversion of Units.

(a)           As of the Effective Time, by virtue of the Merger and without any action on the part of the Corporation, the Fund, or the Members, each Unit issued and outstanding as of the Effective Time shall be automatically converted into the right to receive its proportionate share of the Merger Consideration, as determined pursuant to Section 1.3(b) and (c) below. All Units, when converted in accordance with this Section 1.3(a), will no longer be outstanding, will automatically be cancelled, will cease to exist, and will thereafter represent only the right to receive the relevant portion of the Merger Consideration in respect of such cancelled Units.  For purposes of this Agreement, the following definitions will apply:

“Adjustment Period” means the period from but excluding the NAV Determination Date through but excluding the Pricing Date.

“Benchmark NAV” means the aggregate net asset value of the Fund determined on the NAV Determination Date.

“Form N-54A Notice Date” means the date on which the Surviving Entity files a Form N-54A with the Securities and Exchange Commission.

“NAV Determination Date” shall mean the last day of the last calendar quarter ended prior to the Merger for which the net asset value of the Fund was determined in the ordinary course of business.

“Net Cash Adjustment” means (i) the proceeds received by the Fund during the Adjustment Period from the sale of Units (whether as a result of the Final Call pursuant to Section 1.5 below, upon the exercise of Warrants or otherwise), plus (ii) the amount reflected in the line item “Mezzanine Equity” on the most recent, regularly prepared balance sheet of the Fund prior to the Merger, minus (iii) cash distributions made by the Fund during the Adjustment Period with respect to earnings attributable to any period prior to the Adjustment Period.  For the avoidance of doubt, the Net Cash Adjustment can be a positive or negative number.

“Pricing Date” means the date on which the per-share price of Common Stock to be offered in the IPO is determined.

“Total Dollar Merger Amount” means (i) the Benchmark NAV, plus (ii) the Net Cash Adjustment (which may be positive or negative).

(b)           The aggregate merger consideration payable to the Members (the “Merger Consideration”) will be a number of shares of Common Stock equal, in the aggregate, to (i) the Total Dollar Merger Amount (as defined above), divided by (ii) $15.00 (collectively, the “Merger Shares”).

(c)           At the Effective Time, each holder of a Unit shall be entitled to receive, with respect to each such Unit, a number of Merger Shares equal to (i) the aggregate number of Merger Shares determined in accordance with Section 1.3(b), divided by (ii) the total number of Units issued and outstanding immediately prior to the Effective Time (the ratio of the foregoing (i) to (ii), the “Merger Ratio”).  Notwithstanding anything to the contrary contained in this Section 1.3(c), however, the total number of shares of Common Stock issuable to a Member at the Effective Time is subject to adjustment for fractional shares as provided in Sections 1.3(d) below.

(d)           Promptly following the Effective Time, the Corporation will issue Merger Shares to each Member in the aggregate amount determined in accordance with the foregoing Section 1.3(c); provided, however, that with respect to the aggregate number of Merger Shares to be issued to a Member, no fraction of a share of Common Stock shall be issued pursuant to Section 1.3(c).  If any Member would otherwise have been entitled to receive a fraction of a share of Common Stock with respect to the aggregate number of Merger Shares to be issued to such Member pursuant to Section 1.3(c), such Member shall be entitled to receive a cash payment with respect to such fractional share in an amount equal to the product of such fractional share multiplied by $15.00.  The payment of cash to the Members in lieu of fractional shares of Common Stock is not separately bargained for consideration and is being made solely for the purpose of saving the Corporation the expense and inconvenience of issuing and transferring fractional shares of Common Stock.

Section 1.4  Treatment of Warrants.  (a)  As of the Effective Time, by virtue of the Merger and without any action on the part of the Corporation, the Fund, or the Members, each Warrant to acquire Units outstanding as of the Effective Time (including, for the avoidance of doubt, each Warrant issued after the date hereof, but prior to the Effective Time, pursuant to Section 1.5 below) shall remain outstanding in accordance with its terms; provided, however, that (i) each right to acquire one Unit pursuant to the Warrant shall be converted into the right to acquire a number of shares of Common Stock equal to (x) 1.00, multiplied by (y) the Merger Ratio; and (ii) the Warrant Price (as defined in the relevant Warrant) of each Warrant shall be adjusted to an amount equal to (x) the relevant Warrant Price in effect immediately prior to the Effective Time, divided by (y) the Merger Ratio.

(b)           Notwithstanding anything to the contrary contained in the foregoing 1.4(a), in the event that, on the Form N-54A Notice Date, the per-share price at which shares of Common Stock are actually priced for sale to the public (without deduction for any underwriting discount) is greater than the Warrant Price determined in accordance with Section 1.4(a) for a given Warrant, the Warrant Price for such Warrant shall be increased to an amount equal to the per-share price at which shares of Common Stock are actually priced for sale to the public (without deduction for any underwriting discount).  In the event of any increase to the Warrant Price pursuant to this Section 1.4(b), the Warrant Expiration Date (as defined in the relevant Warrant) of an affected Warrant shall be extended at the rate of one year for every $1.00 by which the Warrant Price is increased, up to a maximum of two years; provided however, that increases to the Warrant Price in fractions of one dollar shall result in proportionate increases to the Warrant Expiration Date in fractions of one year.

Section 1.5  Amendment to Operating Agreement; Pre-Closing Capital Call; Final Distribution.  Prior to the Closing:

(a)           the Fund Board shall, in accordance with Section 9.1(a) of the Operating Agreement, adopt an amendment to Section 3.1(e) of the Operating Agreement to permit the Fund Board, in connection with a significant corporate event such as the Merger or IPO, to make a Call for Capital Contributions (each as defined in the Operating Agreement) from Members at the same per-Unit price, regardless of when such Member made its initial Capital Contribution to the Fund (the “Pre-Closing Amendment”), which per-Unit price may be greater than or less than the then-current net asset value per Unit;

(b)           the Fund Board, as a condition to the effectiveness of the Pre-Closing Amendment, shall submit the Pre-Closing Amendment to the Members in accordance with Section 9.1(a) and Section 11.8 of the Operating Agreement seeking the Members’ approval of the Pre-Closing Amendment (the “Member Consent”).  The notice containing the Pre-Closing Amendment and seeking the Member Consent shall include a description of the additional Warrants to be issued pursuant to Section 1.5(d) of this Agreement.  The Member Consent will be deemed to have been approved if the affirmative written consent of Members holding greater than a majority of the issued and outstanding Units has been obtained;

(c)           following receipt of the Member Consent, the Fund Board shall make a Call of all Capital Commitments outstanding under the Operating Agreement, which amounts shall be invested by all Members on the business day immediately preceding the Pricing Date at a per-Unit price equal to the $13.63 (the “Final Call”);

(d)           in connection with the Final Call, the Fund shall issue to each Member who was previously issued a Warrant an additional Warrant (each, a “Final Call Warrant”) to purchase one Unit for each five Units acquired by such Member in the Final Call, the Warrant Price of which shall be equal to $13.63; provided however, that the Final Call Warrants shall be issued only with respect to the Capital Contribution by the relevant Member resulting from the portion of such Member’s Capital Commitment (as defined in the Operating Agreement) with respect to which the Company previously agreed to issue Warrants; and provided further, that the Warrants so issued will be subject to adjustment pursuant to Section 1.4(a) above in connection with the Merger and subject to adjustment pursuant to Section 1.4(b) above in connection with the IPO; and

(e)           Prior to the Effective Time, the Fund Board shall declare and pay a distribution to the Members of all previously undistributed earnings of the Fund.

ARTICLE II
CLOSING

Section 2.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Sutherland Asbill & Brennan LLP, 700 Sixth Street, N.W., Washington, DC 20001 at 10:00 a.m. New York City time on the Pricing Date.

Section 2.2 Effective Time. Upon the terms and conditions of this Agreement, the Corporation shall file a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) contemporaneously with, or prior to, the Closing, and shall make all other filings or recordings as may be required under the DGCL and DLLCA and any other applicable law in order to effect the Merger. The Merger will become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, or at such later time as the parties may agree and reflect in the Certificate of Merger. The date and time at which the Merger will so become effective is herein referred to as the “Effective Time.”

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation hereby represents and warrants to the Fund as follows:

Section 3.1 Organization and Good Standing. The Corporation is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted.

Section 3.2 Authority. This Agreement constitutes the valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms. The Corporation has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Corporation and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors, subject only to the approval of the Sole Stockholder.

Section 3.3 Valid Issuance of Merger Shares. The Merger Shares to be issued hereunder have been duly and validly authorized, and will be duly and validly issued, fully paid and nonassessable when issued upon conversion of Units pursuant to this Agreement, and will be free of any restrictions on transfer other than restrictions on transfer under applicable federal and state securities laws and any agreement entered into, or to be entered into, between the Member and the Company and/or Corporation.

Section 3.4 No Conflict. Subject to receipt of the consents and approvals referred to in the following sentence, neither the execution and delivery of this Agreement by the Corporation nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with the Certificate of Incorporation or Bylaws of the Corporation (in each case as in effect immediately prior to the Effective Time), (ii) conflict with any legal requirement or order of any court or governmental authority to which the Corporation is subject, or (iii) breach any provision of any material contract to which the Corporation is a party, except in the case of the foregoing (ii) or (iii) to the extent such conflict or breach would not, individually or in the aggregate, have a material adverse effect on the Corporation or its ability to consummate the transactions contemplated hereby.  Except for the approval of the Board of Directors (which approval has already been obtained) and the Sole Stockholder, the Corporation is not and will not be required to obtain any consent or approval from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions under this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE FUND

The Fund represents and warrants to the Corporation as follows:

Section 4.1 Organization and Good Standing. The Fund is a limited liability company duly formed and in good standing under the laws of the State of Delaware, with full limited liability company power and authority to conduct its business as it is now being conducted.

Section 4.2 Authority. This Agreement constitutes the valid and binding obligation of the Fund, enforceable against the Fund in accordance with its terms. The Fund has all requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Fund and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved under the Operating Agreement and the DLLCA.

Section 4.3 Capitalization. As of the date hereof, there are 1,182,940 Units issued and outstanding.  The outstanding Units are, and any Units issued prior to the Effective Time pursuant to Section 1.5 will be, duly and validly authorized, and duly and validly issued, fully paid and nonassessable when issued. As of the date hereof, there are outstanding Warrants to acquire up to 180,044 Units.  Other than the Units issued and outstanding on the date hereof, the Warrants outstanding on the date hereof, and the Units and Warrants to be issued pursuant to Section 1.5, and except for the relevant provisions of the Operating Agreement regarding capital commitments and the issuance of Units, there are no, and at the Closing there will be no, options, warrants, rights, agreements or commitments of any kind granted by the Fund relating to the issuance, conversion, registration, voting, sale, transfer or redemption of equity interests in the Fund.

Section 4.4 No Conflict. Subject to receipt of the consents and approvals referred to in the following sentence, neither the execution and delivery of this Agreement by the Fund nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with the Operating Agreement or the certificate of formation of the Fund, (ii) conflict with any legal requirement or order of any court or governmental authority to which the Fund is subject, (iii) breach any provision of any material contract to which the Fund is a party, except in the case of the foregoing (ii) or (iii) to the extent such conflict or breach would not, individually or in the aggregate, have a material adverse effect on the Fund or its ability to consummate the transactions contemplated hereby. Except for the approval of the Fund Board (which approval has already been obtained), the Member Consent contemplated by Section 1.5(b), or any consents or approvals listed on Schedule 4.4, the Fund is not and will not be required to obtain any consent or approval from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions under this Agreement.

ARTICLE V
CONDITIONS TO CLOSING

Section 5.1 Conditions to Obligations of the Fund. The obligation of the Fund to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (which, other than (c) and (d) below, may be waived in writing, in whole or in part, by the Fund):

(a)           Representations and Warranties. The representations and warranties of the Corporation in Article III must be true and correct in all material respects immediately prior to the Closing.

(b)           Performance of Obligations. The Corporation shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)           Stockholder Consent.  The Sole Stockholder shall have approved and a`dopted this Agreement in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Corporation.

(d)           Member Consent.  The Member Consent shall have been obtained by the Fund.

(e)           Credit Facility Amendment.  The Corporation and the current lender to the Fund shall have entered into an amendment to the Fund’s existing credit facility, which shall become effective upon consummation of the Merger and shall provide for the continued effectiveness of such credit facility following the Merger, with such modifications as are necessary to reflect the Corporation’s organizational structure and contemplated operations following the Effective Time (the “Credit Facility Amendment”).

Section 5.2 Conditions to Obligations of the Corporation. The obligation of the Corporation to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (which, other than (c) and (d) below, may be waived in writing, in whole or in part, by the Corporation):

(a)           Representations and Warranties. The representations and warranties of the Fund in Article IV must be true and correct in all material respects immediately prior to the Closing.

(b)           Performance of Obligations. The Fund shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c)           Stockholder Consent.  The Sole Stockholder shall have adopted this Agreement in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Corporation.

(d)           Member Consent.  The Member Consent shall have been obtained by the Fund.

(e)           Credit Facility Amendment.  The Corporation and the current lender to the Fund shall have entered into the Credit Facility Amendment.

ARTICLE VI
GENERAL PROVISIONS

Section 6.1Cooperation.  Each of the Fund and the Corporation shall cooperate with each other and take such actions as may be reasonably necessary or appropriate to effect the transactions contemplated by this Agreement.

Section 6.2Survival. None of the representations and warranties, nor any covenant to be performed prior to the Effective Time, set forth herein, shall survive the Effective Time.

Section 6.3 Termination; Abandonment. (a)  Prior to the Effective Time, by written notice, this Agreement may be terminated by either the Fund (acting through the Fund Board), on the one hand, or the Corporation (acting through the Board of Directors), on the other hand, if the Closing has not occurred on or before June 30, 2013.

(b)           Anything herein to the contrary notwithstanding, this Agreement may be abandoned and terminated at any time prior to the Effective Time, regardless of whether the requisite consents and approvals have been obtained, by mutual consent of the Fund (acting through the Fund Board) and the Corporation (by a vote of the Board of Directors), which mutual consent is set forth in a written instrument signed by a duly authorized officer of the Fund and by a duly authorized officer of the Corporation.

Section 6.4 Waiver. No failure to exercise, and no delay in exercising, on the part of either party, any privilege, any power or any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any privilege, right or power hereunder preclude further exercise of any other privilege, right or power hereunder.

Section 6.5 Entire Agreement and Modification. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements between the parties with respect to its subject matter. This Agreement may be amended at any time prior to the Effective Time, regardless of whether the requisite consents and approvals have been obtained, by mutual consent of the Fund (acting through the Fund Board) and the Corporation (by a vote of the Board of Directors), which mutual consent is set forth in a written instrument signed by a duly authorized officer of the Fund and by a duly authorized officer of the Corporation; provided, however, that no amendment that requires approval of stockholders under Section 251(d) of the DGCL shall be effected without approval of the Sole Stockholder.  Without in any way limiting the foregoing, to the extent permitted by Section 251(d) of the DGCL, this Agreement shall be amended by the parties if required by the United States Securities and Exchange Commission to comply with any provision of the 1940 Act.

Section 6.6 Assignment; Binding Effect; No Third Party Beneficiaries. To the fullest extent permitted by law, this Agreement may not be assigned by any party without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. Nothing in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right under or with respect to this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 6.6.

Section 6.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.

Section 6.8 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law provisions thereof.

Section 6.9 Construction.  The parties hereto intend that the language used in the Agreement will be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party has reviewed this Agreement and, to the fullest extent permitted by law, intend that rules of construction to the effect that any ambiguities are to be resolved against the drafting party will not be available in the interpretation of this Agreement.

Section 6.10 Execution of Agreement; Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 6.11 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and must be delivered (i) personally, (ii) by facsimile with confirmation of transmission by the transmitting equipment, or (iii) by certified or registered mail (postage prepaid, return receipt requested), and will be deemed given when so delivered personally or by facsimile, or if mailed, three (3) days after the date of mailing, to the addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to the Fund:

Harvest Capital Credit LLC
450 Park Avenue, Suite 500
New York, New York 10022
Attn: Richard Buckanavage
Tel: (212) 906-3592
Email: rbuckanavage@harvestcaps.com

If to the Corporation:

Harvest Capital Credit Corporation
450 Park Avenue, Suite 500
New York, New York 10022
Attn: Richard Buckanavage
Tel: (212) 906-3592
Email: rbuckanavage@harvestcaps.com

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HARVEST CAPITAL CREDIT CORPORATION a Delaware corporation

By:
Name: Craig R. Kitchin Its: Chief Financial Officer, Chief Compliance Officer and Secretary

HARVEST CAPITAL CREDIT LLC a Delaware limited liability company

By:
Name: Richard P. Buckanavage Its: President and Chief Executive Officer